Registration No. 24-3656

**SECURITIES AND EXCHANGE COMMISSION**



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**SUPPLEMENT DATED MAY 21, 2007**
**TO**
**POST QUALIFICATION AMENDMENT NO. 14**
**TO**
**FORM 1-A**

**REGULATION A OFFERING STATEMENT**

**UNDER**

**THE SECURITIES ACT OF 1933**

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**STEUBEN TRUST CORPORATION**
(Exact name of issuer as specified in its charter)



**NEW YORK**
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

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**Helen A. Zamboni, Esq.**
**UNDERBERG & KESSLER LLP**
**300 Bausch & Lomb Place**
**Rochester, New York 14604**
**(585) 258-2800**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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| | |
|---|---|
| 6060 | 16-1368310 |
| Primary Standard Industrial Classification Code Number | I.R.S. Employer Identification Number |

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ X ]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

To the Common Shareholders of Steubėn Trust Corporation:

Effective May 17, 2007, the Board of Directors of the Steuben Trust Corporation determined the fair market value of the Common Stock of Steuben Trust Corporation, for purposes of the Corporation's Share Owner Dividend Reinvestment and Stock Purchase Plan, to be $26.05 per share.

**SIGNATURES**

**The Issuer**. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 21st day of May, 2007.

**STEUBEN TRUST CORPORATION**

By: [signature]
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

| | |
|---|---|
| Date: May 21, 2007 | Brenda L. Copeland*<br>Brenda L. Copeland, President and<br>Chief Executive Officer |
| Date: May 21, 2007 | [signature]<br>James P. Nicoloff,<br>Executive Vice President, Treasurer and<br>Chief Financial Officer |
| Date: May 21, 2007 | David A. Shults*<br>David A. Shults, Director and<br>Chairman of the Board |
| Date: May 21, 2007 | Robert U. Blades, Jr.*<br>Robert U. Blades, Jr., Director |
| Date: May 21, 2007 | Charles M. Edmondson.*<br>Charles M. Edmondson, Director |
| Date: May 21, 2007 | Stoner E. Horey*<br>Stoner E. Horey, Director |
| Date: May 21, 2007 | Charles D. Oliver*<br>Charles D. Oliver, Director |
| Date: May 21, 2007 | Kenneth D. Philbrick*<br>Kenneth D. Philbrick, Director |
| Date: May 21, 2007 | Eric Shults*<br>Eric Shults, Director |
| Date: May 21, 2007 | Sherry C. Walton*<br>Sherry C. Walton, Director |

*By: [signature]
James P. Nicoloff, as Attorney-in-fact
under Power of Attorney filed March 5, 2007
as Exhibit 15 to Post-Qualification
Amendment No. 14

END